

Vidoni
Mixed Reality Learning

Vidoni Executive Summary

Management:

CEO: Ken D'Amato
COO: Marc Van Valen
CTO: Michal Such
Director of Projects: Evan Beaumont
Advisory Board:
Michael Keane, (Others TBD)

Industry:

Mixed Reality Training SaaS Platform focused on Manufacturing, Fabrication, Construction, FM, Oil & Gas in that order.

Number of Employees:

4

Bank:

JP Morgan Chase, Legal - Cooley

Auditor:

NA,
Accounting Firm: Granite Financial

Financing Sought:
$750K initial tranche of a $2M projected need
Runway of 10 - 12 Months for initial tranche
Monthly Burn gradual growth of $3K to $30K through 2020

Use of Funds:

Product Development, Patent Finalization, Marketing and Business Development

Forecasted Projections:
6 months Post Close of Initial $750K Tranche – 180 users goal and 6 pilot programs

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Vidoni AR/MR - Vidoni is changing the way people learn by providing Mixed Reality Learning and Collaboration for Manufacturing, Fabrication and Construction training. Vidoni has a patent pending A.I. Hand Motion Capture technology to leverage mixed reality for training. As a Mixed Reality Training SaaS company Vidoni will be leveraging our patent pending technology for the acquisition of top B2B customers within the 18 months from the initial tranche. Vidoni was founded in 2015 by providing BIM solutions and services to construction projects. Vidoni will sell our product as a B2B model and in coming 2 years as both B2B and B2C. Our matured technology will be user operated and will enable Vidoni to have SaaS sales in multiple sectors.

Our Vidoni developers will be changing AR/MR Learning with a Patent Pending by Vidoni for exclusive AR/MR Learning workflows. Our goal is to help Manufacturing and Construction Safety & Fabrication achieve business process optimization, improved training leveraging AR/MR/VR for cost effective production and business transformation.

CEO – Ken D'Amato
- 25 years - 3D, Building Information Modeling Technology, Inventor, sales/corp. management and product development + VR

COO – Marc Van Valen
- 20 years experience Goldman Sachs Financial, Operations, VR/AR/MR/XR product sales and Fundraising

CTO – Tim Fleming
- 20 years developer and architect for the enterprise, cloud and web applications using Java and Javascript technologies.



Click Image to see Vidoni's latest promo video

Value Proposition:
✓ Patent Pending Marker-less hand motion capture for hands-on learning
✓ First to market with MR mocap recording and playback by customer for customer created content
✓ Technology for MR is exploding
✓ Skilled worker shortage
✓ Federal Apprentice and Vocational Training Programs
✓ Growing buy-in from corporate America - Walmart bought 6,000 headsets for training

Market:
Manufacturing Market: $2.25 trillion Manufacturers spend the most per learner: $1,217

Go-to-Market Strategy:
Vidoni sells via a direct B2B sales team and works closely with technology partners such as Microsoft, Third Eye, Magic Leap - increased staff for geographic reach and subscriptions will drive future revenue growth

Competition:
Vidoni is the only A.I. Hands-On Motion Capture technology to leverage mixed reality for training. We are the first to seek monetization in MoCap/MR training. **None** of our competition is combining instructor capture with mixed reality and we have a patent pending.

Vidoni's patent pending learning solution will make us the YouTube of mixed reality!